Realworld.com, LLC
Statement of Cash Flows
(Unaudited)

	For the Period October 19, 2022 (Inception) to December 31, 2022
Cash flows from operating activities:	
Net loss	$ (45,371)
Changes in operating assets and liabilities:	
Accrued interest payable	1,216
Net cash used in operating activities	(44,155)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from sale of promissory notes	75,000
Net cash provided by financing activities	75,000
Net cash increase for period	30,845
Cash at beginning of period	-
Cash at end of period	$ 30,845

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -